Exhibit 12(f)
KENTUCKY UTILITIES COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Successor			Predecessor
	Year	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended	Year Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Oct. 31,	December 31,
	2012	2011	2010	2010	2009	2008
Earnings, as defined:
Income Before Income Taxes	$215	$282	$55	$218	$200	$226
Adjustment to reflect earnings from
equity method investments on a cash
basis (a)	33	(1)		(4)	11
Mark to market impact of derivative
instruments					1	(1)
	248	281	55	214	212	225

Total fixed charges as below	72	73	11	71	79	77

Total earnings	$320	$354	$66	$285	$291	$302

Fixed charges, as defined:
Interest charges (b)	$69	$70	$10	$69	$76	$74
Estimated interest component of
operating rentals	3	3	1	2	3	3

Total fixed charges	$72	$73	$11	$71	$79	$77

Ratio of earnings to fixed charges	4.4	4.8	6.0	4.0	3.7	3.9

(a)	Includes other-than-temporary impairment loss of $25 million in 2012.
(b)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

438